October 25, 2012

Mr. David R. Humphrey

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Defense Systems, Inc. Form 10-K for the Year Ended December 31, 2011 Filed April 16, 2012 File No. 001-33888

Dear Mr. Humphrey:

Reference is made to American Defense Systems, Inc.’s (the “Company”) letter to you, dated September 26, 2012 acknowledging receipt of your letter of comments, dated September 14, 2012. The Company stated in its letter of September 26, that it intended to provide a response to you within 30 days. The Company respectfully advises you that it continues to work to prepare a response to your comments, including coordinating with our accountants and advisors to amend the applicable filings, as appropriate, or provide such other information as you have requested. The Company will provide the response as soon as practicable. Concurrent with its preparation of the response to your letter of comments, the Company is preparing its quarterly report on Form 10-Q for the period ended September 30, 2012 (the “10-Q”). The Company advises the staff that to the extent applicable, it will incorporate the Staff’s comments into the 10-Q.

As per the instructions in your letter of comments, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

AMERICAN DEFENSE SYSTEMS, INC.

/s/ Gary Sidorsky
Chief Financial Officer